February 9, 2021 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Raymond A. Be Attorney-Adviser United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Strategas Trust, Series 1-1 Amendment No. 2 to Registration Statement on Form S-6 Filed January 5, 2021 File Nos.: 333-248861 and 811-23608

Dear Mr. Be:

On behalf of our client, Strategas Trust (the “Trust”), we submitted to the Securities and Exchange Commission on January 5, 2021 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for the Strategas Policy Basket Portfolio, Strategas Trust, Series 1-1, a series of the Trust. The Amendment incorporates responses to the comments transmitted by the Staff in your letter of October 15, 2020.

This letter is an additional response to the Staff’s Comment 9, as we discussed on the telephone.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.

PROSPECTUS

Trust Administration (Page 15)

9.       The disclosure states that the Trust will buy and sell securities “in limited circumstances to protect the Trust.” Later, in your Information Supplement, you suggest the sponsor may alter the portfolio by substitution although the portfolio will “generally remain unchanged under normal circumstances.” Disclose briefly what these limited circumstances may be and explain in correspondence how such purchases, sales, and substitutions are consistent with section 4(2) of the Investment Company Act, which refers to “a unit of specified securities”.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Raymond A. Be

U.S. Securities and Exchange Commission

February 9, 2021

This disclosure refers to Section 3.08 of the Standard Terms and Conditions of Trust for Strategas Trust among Strategas Securities, LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, which will be entered into prior to the effective date of the registration statement (the “Standard Terms”). The Standard Terms is incorporated by reference as Exhibit 1.1.1 of the Amendment. That section, in summary, lists the limited circumstances in which the depositor may sell, liquidate, transfer, terminate or otherwise dispose of securities held by the Trust. Those circumstances include, in summary:

•	a default in the payment of dividends

•	an action or proceeding has been instituted seeking to enjoin the payment of dividends

•	a breach of a covenant in any document relating to an issuer of the securities that would adversely affect the payment of dividends or other amounts

•	a default in the payment of dividends

•	the Portfolio Consultant becomes of the opinion, due to a decline in the value of the security, a decline in the creditworthiness of the issuer or the occurrence of other credit factors, that the retention of the security would be detrimental to the series or the interests of unit holders

•	the sale of the securities is required due to redemptions or to pay Trust expenses

•	the security is scheduled to be redeemed

•	there is a public tender offer for the security

•	various tax related reasons, and

•	under applicable law, if it is unlawful or inadvisable for the series to hold such securities.

In the view of the Trust, these limited and exceptional circumstances are not material to an investor in the units and do not need to be disclosed.

These limited and exceptional circumstances are not in our view inconsistent with Section 4(2) of the 1940 Act as these events are unlikely to occur, do not amount to management of the Trust and are unlikely to affect the Trust’s assets in any material respect.

The Trust has also revised its disclosure to clarify that the basket of stocks is fixed except in the limited circumstances permitted by the Standard Terms. Please see the revisions in page 3 of the Prospectus, under “Selection of Portfolio Securities;” page 3 of the Prospectus, the first risk factor; page 10 of the Prospectus, “Strategas Policy Basket Portfolio,” in the footnote to the table; and page 4 of the Information Supplement, the first risk factor.

Raymond A. Be

U.S. Securities and Exchange Commission

February 9, 2021

Pursuant to our telephone conversations, we have made the additional changes highlighted below to the disclosure in the Prospectus, which will be included in amendment No. 3 to the registration statement:

Trust Administration – Changing Your Portfolio (Page 15):

“Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The sponsor may not alter the portfolio of the Trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the Trust will generally remain unchanged under normal circumstances. The Trust will generally buy and sell securities:

(a)	to pay expenses in the event there is no cash to pay such expenses,

(b)	to issue additional units or redeem units,

(c)	in limited circumstances to protect the Trust,

(d)	to make required distributions or avoid imposition of taxes on the Trust, or

(e)	as permitted by the trust agreement.

When the Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the Trust. These adverse credit factors would indicate that the creditworthiness or economic viability of the issuer of the security in question is seriously in doubt. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Trust on the Trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When the Trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of the Trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio by buying additional securities existing within the portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time the Trust buys the securities. When the Trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to various brokers including those that sell units or are affiliated with us, the portfolio consultant, the Trust or the trustee.

Raymond A. Be

U.S. Securities and Exchange Commission

February 9, 2021

The Trust may also purchase securities in the event that there is a failure of a contract to deliver a security included in the existing portfolio. In the event of a failure to deliver any security that has been purchased for the Trust under a contract, the sponsor is authorized under the trust agreement to acquire other securities to make up the original corpus of the Trust. Also, because certain of the securities in the Trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise be liquidated, the depositor may, based on determinations made by the portfolio consultant, reinvest the proceeds of the sale of such securities in other securities that meet the criteria for inclusion in the portfolio.”

Information Supplement, Investment Objective and Policies (Page 3):

“The sponsor may not alter the portfolio of the Trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the Trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the portfolio consultant or the supervisor the retention of such securities would be detrimental to the Trust. These adverse credit factors would indicate that the creditworthiness or economic viability of the issuer of the security in question is seriously in doubt.

…

~~Because certain~~Certain of the securities in the Trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise be liquidated ~~and because the proceeds from such events will be distributed to unitholders and will not be reinvested~~, and, in that case, based on determinations made by the portfolio consultant, the proceeds of the sale of such securities may be reinvested in other securities that meet the criteria for inclusion in the portfolio. Consequently, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the sponsor, the portfolio consultant nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for the Trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to acquire other securities (“Replacement Securities”) to make up the original corpus of the Trust.”

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Please feel free to call me at (212) 506-2321 with any questions.

Raymond A. Be

U.S. Securities and Exchange Commission

February 9, 2021

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Gus Demopoulos
Anna T. Pinedo